MANAGEMENT DISCUSSION ANALYSIS

FOR THE SIX MONTHS ENDED

OCTOBER 31, 2023

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

BASIS OF DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The MD&A, condensed consolidated interim financial statements, and audited consolidated financial statements for the years ended April 30, 2023, and 2022 are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2023, and 2022, and the condensed consolidated interim financial statements for the six months ended October 31, 2023, and 2022, for more complete financial information.

All the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

DATE

This MD&A has been prepared based on information available to the Company as of December 7, 2023.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. The shares of the Company are trading on the TSX Venture Exchange under the symbol "VZLA". On February 8, 2021, the Company changed its name to Vizsla Silver Corp. On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risk Factors" in this statement.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

OVERALL PERFORMANCE (Continued)

INCENTIVE PLAN REWARDS, GRANT, EXERCISE AND CANCELLATION OF STOCK OPTIONS AND WARRANTS

On May 19, 2023, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, the Company granted 3,850,000 stock options ("Options") at an exercise price of $1.60 to directors, officers, employees, and consultants of the Company. The Options are exercisable for a period of five years and will vest over the next two years.

During the six months ended October 31, 2023, 5,490 warrants were exercised for proceeds of $7,691, and 50,000 options were exercised for proceeds of $7,000. No other warrants or options were issued or exercised during the six months ended October 31, 2023.

On November 15, 2023, the Company has granted 400,000 stock options ("Options") at an exercise price of $1.36 to a director and a consultant of the Company, pursuant to the Company's Omnibus Equity Incentive Compensation Plan. The Options are exercisable for a period of five years and will vest over the next two years.

USE OF PROCEEDS

Net proceeds from the financing completed in February 2023 of $41,998,303 has been deployed for drill program to increase the resource, carry out environmental assessments, complete geotechnical and hydrological drilling, social baseline work, and general and administration expenses.

Net proceeds of the financing completed in November 2022 of $31,974,386 were used primarily to carry out the drill program to extend the resource, deliver the second resource estimate, and cover the general and administration expenses.

Use of Proceeds	November 2022	February 2023	Total
	$	$	$
Gross proceeds	34,517,250	45,021,983	79,539,233
Share issue costs	(2,542,864)	(3,023,679)	(5,566,543)
Net proceeds	31,974,386	41,998,304	73,972,690

Allocation
Exploration and development expenses on Panuco-Copala project	(16,861,974)	(9,836,923)	(26,698,897)
Option payments	(6,396,000)	-	(6,396,000)
Strategic investment in Prismo	(500,000)	-	(500,000)
General and administrative expenses	(8,216,412)	(3,702,195)	(11,918,607)
Total	-	28,459,186	28,459,186

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district.

The Company also will continue the current +90,000 metres resource/discovery-based drill program. A Mineral Resource update for the Panuco Project was released on January 24, 2023.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION

PANUCO-COPALA PROJECT - MEXICO

MINERAL RESOURCE ESTIMATE

On January 24th, 2023, the Company announced the results of the Panuco project mineral resource estimate update. The company in conjunction with an independent qualified person (QP) completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a NI43-101 compliant report available on SEDAR dated March 10, 2023.

Panuco Project Resource Summary - January 24, 2023 (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17	53	104,793	1,397
Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	14	39	114,113	1,521

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Summary by Vein (150 g/t AgEq cut-off) or (2.00 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
TJ Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17393.0	232
Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3910.0	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2891.0	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1490	32	0.9	4.4	4514.0	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708.0	383
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409.0	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713.0	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273.0	150
TJ Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395.0	1,045
Generales	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936.0	39
Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074.0	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113.0	1,521

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERAL RESOURCE ESTIMATE (Continued)

Panuco Project Indicated & Inferred Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(koz)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
>=300 ppm	3.8	380	3.28	0.24	0.70	661	45,989	397	9.1	26.5	79,969
>=250 ppm	4.6	339	2.92	0.24	0.73	594	49,543	428	10.8	33.2	86,858
>=200 ppm	5.7	294	2.54	0.24	0.73	520	53,574	464	13.4	41.4	94,831
>=150 ppm	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
>=120 ppm	9.0	213	1.86	0.22	0.69	386	61,400	537	19.5	61.7	111,255
>100 ppm	10.2	194	1.70	0.21	0.66	354	63,419	554	21.1	67.3	115,469
Inferred:
>=300 ppm	4.0	456	3.13	0.20	0.47	716	59,148	406	8.3	18.9	92,784
>=250 ppm	4.8	410	2.83	0.20	0.48	647	62,677	433	9.6	23.1	98,968
>=200 ppm	5.7	362	2.51	0.20	0.52	576	66,412	461	11.1	29.5	105,757
>=150 ppm	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113
>=120 ppm	8.6	268	1.89	0.18	0.53	436	73,709	519	15.3	45.5	119,802
>100 ppm	9.8	241	1.71	0.17	0.52	394	75,803	538	17.1	50.7	124,190

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead, and $2,976/t zinc.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Metallurgical Studies

The Company had preliminary metallurgical test work completed for the Napoleon ore body. A consulting company with experts in the field performed the studies using a third-party laboratory. Results for the Napoleon ore body were announced on February 17, 2022.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	1 Stage Cleaner Conc	2.1	71	76	87	12	4,656	110	49.1	6.3
	2 Stage Cleaner Conc	1.7	68	74	83	9	5,550	134	58.4	5.7

	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8
	1 Stage Cleaner Conc	1.7	8	7	2	71	628	13	1.4	47.2
	2 Stage Cleaner Conc	1.4	7	7	1	71	692	15	1.2	56.2

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9

Summary of results from optimized test work for Napoleon ore body. *Open circuit tests

Further preliminary metallurgical testing of the Tajitos ore body was conducted, and results were released in the company's Technical Report dated March 10, 2023, and posted on SEDAR.

Composite	Flowsheet	Displayed Values	Extraction - percent		Reagent Cons. - kg/tonne feed
		(%)	Ag	Au	NaCN	Lime

Diorite MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.3	89.7	1.0	1.0
	Salable Concentrate/ Cyanidation on Tails	Combined Float/CN	87.3*	89.4*	0.4-0.6*	0.8*

Andesite MC	Cyanidation of Flotation Concentrate on Tails	Combined CN Extractions	94.2	87.3	1.0	1.4
	Salable Concentrate / Cyanidation on Tails	Combined Float/CN	94.1*	89.8*	0.4-0.6*	0.8*

Andesite Low MnOX MC	Cyanidation of Flotation Concentrate and Tails	Combined CN Extractions	90.1	80.8	0.9	0.8

 Potential Flowsheet Comparison for Tajitos ore body

Note: *Estimated Values, testing would be required to confirm

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

Preliminary metallurgical testing of the Copala ore body was conducted, and results were released in a news release dated August 16 2023, and posted on SEDAR.

Process Option	Stage	Mass Recovery	Recovery (%)
		(%)	Ag	Au

Flotation Concentrate	Flotation + regrind +Cyanide Leach	7.0	76.3	74.9

Rougher Tails	Cyanide Leach	93.0	14.2	18.8

Flotation Plus Cyanide Leach	Total	100	90.6	93.7

Summary of results from optimized test work for Copala ore body

EXERCISE OF OPTION AGREEMENTS

On July 21, 2021, the Company announced that it has signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla and Panuco have agreed to amend the terms of the original Panuco option agreement to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 payable to Panuco upon signing of the Amending Agreement (paid);
  The issuance to Panuco of 6,245,902 common shares of Vizsla priced at $2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued); and
  A cash payment of US$6,100,000: US$250,000 was paid on August 19, 2021; US$850,000 was paid on February 1, 2022, for the mineral claims around the Coco mill. On May 6th, 2022, following the transfer of ownership of the mill, US$5,000,000 was paid.

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration and are unencumbered by royalties.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

EXERCISE OF OPTION AGREEMENTS (Continued)

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements").

Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

  A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
  The issuance to Copala of 4,944,672 common shares of Vizsla priced at $2.44 per share upon the completion of the transfer of the Copala Property (issued)

During the period ended October 31, 2023, the Company continues its exploration program at Panuco-Copala flagship project with an aggressive drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface which led to diamond drilling. Drilling has been carried out at forty targets thus far with 338,235 metres of drilling carried out to date.

LOCATION AND CONCESSIONS

The Panuco Silver Project is in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centered at 23º19' North latitude and 105º54' West longitude.

The Project comprises 117 approved mining concessions covering a total area of 5,868.37 ha, and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla Silver. The company also hold 4,103 hectares on four concessions located west of the Panuco Project.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east-trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two episodes: the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS).

The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district. The rhyolites and dacites on top of the andesite (upper part of the LVS) host vein mineralization in minor proportion. Field work and interpretations conducted in the Project, suggest that the andesites of the LVC units are correlative with the Tarahumara formation of Sonora, and the ~77 to 69 Ma Socavon, Buelna and Portal members described in San Dimas. The rocks of the LVC in San Dimas are intruded by the Piaxtla batholith, dated at 49 to 44 Ma, whereas the age of epithermal mineralization has been constrained there between 41 and 37.8 (Enriquez et al, 2018 and Montoya et al, 2019). The diorite to quartz diorite pluton in Panuco has not been dated, but it is interpreted to be older than the Piaxtla intrusive, and correlative with the 64 Ma San Ignacio batholith dated by Montoya et al, (2019) in a locality west of San Dimas. In Panuco, two adularia samples, from each of Napoleon and Copala, dated at ActLabs in Ontario, resolved statistically identical ages of 25.81 ± 0.05 Ma and 25.72 ± 0.06 Ma. Previous field observations that rhyolite dikes of possible Oligocene age (intruding the LVS units) are crosscut by veins in southern Napoleon area are in agreement with a young age of epithermal mineralization. The rhyolite-dacite dome in the Animas zone, adjacent to the El Muerto mine shows strong silicification and quartz veining as well.

Additionally, the Jurassic - Early Cretaceous basement (Tahue terrane), comprised of metasediments (phyllites and sandstones) have been recognized through tectonic/erosional "windows" into the LVS and in some drill-holes. The basement rocks are unconformably overlain by the LVC andesites and felsic rocks of the Tarahumara Formation and intruded by the diorite-granodiorite and granite plutons centered in Panuco project. The granite intrusion around the Panuco town has a reported K/Ar age of 57 Ma (McDowell and Kayzer 1977) whereas a granodiorite porphyry in Malpica located 30 km southeast of the Project area was dated at 54.2 Ma by K/Ar (Henry, 1975). Recent dating of orthoclase at ActLabs, resolved a younger and more accurate age of 52.60 ± 0.21 Ma for the Panuco granite. Locally, the diorite intrusion has been observed to contain clasts of andesite and granite, implying a younger age for the diorite in the project area. Another intrusive phase of granodiorite to quartz-monzonite that may be coeval with the main diorite pluton, has been mapped in the footwall of the Animas-Refugio structure (Henry, 2003). Following deposition of the Tarahumara andesites, a quiescence period in volcanism, concomitant with uplift and erosion, favored formation of lakes and deposition of water-lain hyaloclastites and volcaniclastics composed of alternating rhyolite and andesite tuffs of Eocene age. These volcaniclastic unit is believed to be correlative with the Productive andesite member in San Dimas. The unit is hundreds of metres thick and has been intruded also by felsic stocks, plugs and dikes of the UVS.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

RESULTS OF OPERATION (Continued)

PANUCO-COPALA PROJECT - MEXICO (Continued)

MINERALIZATION

Mineralization on the property comprises a number of epithermal quartz veins. To date approximately 86 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration bearing chlorite and epidote.

The mineralization along the vein corridors comprises hydrothermal veins - breccias with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine-grained disseminated sulphides, presumed to be mainly acanthite, sphalerite and galena. Several hydrothermal breccias have been identified to date by Vizsla's geologists: breccias with grey quartz tend to occur at lower levels in the fault structures whereas breccias with barren white quartz tend to occur at higher levels. Locally, mineralized zones bear banded textures consisting of alternating quartz with thin dark bands of sulfides (acanthite, sphalerite, galena and pyrite). In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at various locations within the fault zone and are indicative of boiling conditions. All the mineralized zones have been cut by late stage quartz veinlets consisting of white quartz and purple amethyst quartz. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Copala - Colorada, Napoleon, Animas-Refugio, Cordon del Oro, and the newly identified Camelia - Florida corridor. Each structural corridor contains multiple prospects.

EXPLORATION UPDATE

Vizsla uses a multi phase method of exploration. The initial activity consists of prospecting with aid of a LiDAR survey, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. A total of 4,593 surface samples and 800 underground channel samples plus 784 QA/QC controls have been analyzed since work by the company began. The prospects are then catalogued and prioritized for drilling based on an internal procedure that uses an internally-developed ranking-matrix.

Since November 2019, over 40 prospects have been tested with 334,729 m drilled in 899 holes completed on HQ and NQ diameter. A total of 51,515 core samples plus 10,236 QA/QC controls have been analyzed to date.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Martin Dupuis, P. Geo, Chief Operating Officer for the Company and a "Qualified Person" within the meaning of NI 43-101.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

FINANCIAL RESULTS

During the six months ended October 31, 2023 ("2023"), Vizsla recorded a comprehensive loss of $6,889,229 , whereas the comprehensive loss for the same period in 2022 ("2022") was $5,455,085.

Excluding non-cash items such as stock-based compensation and amortization, the net loss for 2023 was $4,161,583 compared to $3,201,460 for 2022. This represents a decrease of $960,123 from the prior year.

General and administrative expenses has reduced in 2023 compared to 2022. Director fees decreased by $7,501 due to a decrease in the number of directors. Professional fees decreased by $94,333 due to a decrease in the use of professional services and the timing of audit fee billings. The Company has been strategic in its marketing efforts and investor relations activities, resulting in a $114,569 decrease in marketing expenses and a $94,167 decrease in travel and promotion compared to 2022.

In 2023, the cost of consulting services increased by $28,486 due to the strengthening of Mexican pesos which leads to higher costs of consulting fees. Insurance expenses increased by $18,155 due to premiums increase as a result of increased insurance coverage. The Company's listing on both the TSXV and NYSE led to a $41,377 increase in transfer agent and filing fees. The fluctuation of foreign exchange is due to volatility in foreign exchange rates between Mexican pesos, United States dollars, and Canadian dollars.

Interest income increased by $329,583 in 2023 compared to 2022, primarily due to the higher interest rates and availability of the cash flow to invest in short-term high-interest savings accounts and GICs.

There is a $633,529 revaluation loss from the change in fair value of the shares related to the Strategic investment.

The table below shows the major variances for the six months ended October 31, 2023, and 2022:

	Six months ended	Six months ended
	October 31, 2023	October 31, 2022	Variance
	$	$	$
Consulting fees	537,652	509,166	28,486
Directors fees	154,999	162,500	(7,501)
Foreign exchange (gain)/loss	249,616	(768,481)	1,018,097
Insurance	376,763	358,608	18,155
Management fees	175,000	175,000	-
Marketing	1,407,203	1,521,772	(114,569)
Office and miscellaneous	512,648	652,016	(139,368)
Professional fees	230,271	324,604	(94,333)
Transfer agent and filing	189,485	148,108	41,377
Travel and promotion	121,350	215,517	(94,167)

Other (income) / loss
Interest income	(426,933)	(97,350)	(329,583)
Revaluation loss on investment in equity instruments	633,529	-	633,529

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

FINANCIAL RESULTS

During the three months ended October 31, 2023 ("2023"), Vizsla recorded a comprehensive loss of $10,315,566, whereas the comprehensive loss for the same period in 2022 ("2022") was $1,920,941.

Excluding non-cash items such as stock-based compensation and amortization, the net loss for 2023 was $2,564,516  compared to $1,137,679 for 2022. This represents a decrease of $1,426,837 from the prior year.

In the second quarter of the fiscal year 2023, general and administrative expenses witnessed an overall decrease compared to 2022, marked by marginal variances. Professional fees saw a decline of $35,328, due to the timing of audit fee billings. The Company's strategic approach to marketing and investor relations activities resulted in a $45,496 decrease in marketing expenses and a $7,649 decrease in travel and promotion expenses when compared to the previous year. Consulting fees also decreased by $45,098, reflecting reduced demand for consulting services during the quarter.

In 2023, there was a $23,029 increase in transfer agent and filing fees, attributable to the company's listing on both the TSXV and NYSE. The fluctuation in foreign exchange is a result of the volatility observed in foreign exchange rates between Mexican pesos, United States dollars, and Canadian dollars during the quarter.

In 2023, interest income showed a notable increase of $249,922 compared to 2022. This rise is due to higher interest rates and the availability of cash flow for investment in short-term high-interest savings accounts, and Guaranteed Investment Certificates (GICs).

There is a revaluation loss of $550,651 resulting from the change in fair value of shares associated with the strategic investment.

The table below shows the major variances for the three months ended October 31, 2023, and 2022:

	Three months ended	Three months ended
	October 31, 2023	October 31, 2022	Variance
	$	$	$
Consulting fees	255,159	300,257	(45,098)
Directors fees	77,075	75,000	2,075
Foreign exchange (gain)/loss	424,244	(858,950)	1,283,194
Insurance	189,678	180,840	8,838
Management fees	87,500	87,500	-
Marketing	708,343	753,839	(45,496)
Office and miscellaneous	244,204	301,661	(57,457)
Professional fees	139,238	174,566	(35,328)
Transfer agent and filing	95,790	72,761	23,029
Travel and promotion	104,723	112,372	(7,649)

Other (income) / loss
Interest income	(312,089)	(62,167)	(249,922)
Revaluation loss on investment in equity instruments	550,651	-	550,651

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2023	2023	2023	2023	2022	2022	2022	2022

Interest income	$312,089	$114,844	$633,734	$228,656	$62,167	$35,183	$25,851	$22,752

Net loss / (income)	$4,194,386	$4,402,608	$5,167,554	$2,977,812	$2,096,124	$3,350,238	$(2,770,425)	$5,919,057

Loss / (income) per common share	$0.02	$0.02	$0.01	$0.02	$0.01	$0.02	$(0.04)	$0.04

The variance over the eight quarters is due to an increase in exploration activities in Panuco Copala, expansion of the office operation, and the fair value of the stock base compensation. The net income in the fourth quarter of fiscal 2022 is due to the gain on the spin-out of Vizsla Copper. The higher net loss in the last quarter of fiscal 2023 and the first two quarters of fiscal 2024 is due to stock base compensation.

As operations stabilize, net loss also stabilizes as operations support the Company's sustained focus on the Panuco-Copala project.

LIQUIDITY

The Company's cash and cash equivalents on October 31, 2023, were $8,344,186 compared to $12,608,704 on April 30, 2023. The Company had a working capital of $47,451,761 on October 31, 2023, compared to a working capital of $67,564,983 at April 30, 2023.

During the six-month period ended October 31, 2023, $7.5 million was used in operating activities compared to $7.2 million in 2022. $4.6 million was generated in investing activities during 2023 compared to $20.9 million which was used in 2022. $14,961 was generated from financing compared to $nil in 2022.

The Company's financial instruments are cashable at any time without restriction.

The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

CAPITAL RESOURCES

The Company had 207,993,819 issued and outstanding common shares as of October 31, 2023 (April 30, 2023 - 207,938,329).

During the six months ended October 31, 2023, 5,490 warrants were exercised at a weighted average exercises price of $1.45 for proceeds of $7,961 (share price on exercise day is $1.56), and 50,000 options were exercised at a weighted average exercise price of $0.14 for proceeds of $7,000 (share price on exercise day is $1.44). No other shares were issued during the six months ended October 31, 2023.

On May 19, 2023, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, the Company granted 3,850,000 stock options ("Options") at an exercised price of $1.60 to directors, officers, employees, and consultants of the Company. The Options are exercisable for a period of five years and will vest over the next two years.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 3.29%, expected volatility of 96.24%, and zero expected dividend yield for a five-year term. The Company recorded $4,261,270 as share-based compensation for the six months ended October 31, 2023.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended October 31, 2023, and 2022, the Company has the following related party transactions:

(a) The Company has incurred $643,748 (2022: $611,748) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $150,000 (2022: $162,500) in director fees to the Company's directors.

(c) The Company has paid $300,000 (2022: $300,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) For the six months ended October 31, 2023, the Company has granted 2,965,000 (2022: 375,000) stock options to officers and directors of the Company (Note 9(e)).

(e) As of October 31, 2023, $57,130 (April 30, 2023: $280,505) was payable to officers of the Company.

(f) As of October 31, 2023, the Company also made a prepayment of $52,500 (April 30, 2023: $nil) to a company with common directors and officers for rent expenses and administration expenses.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

TRANSACTIONS WITH RELATED PARTIES (Continued)

Below is a summary of cash compensation, stocked based compensation, and restricted shares units paid to officers and directors of the Company:

	For the six-months period ended
Cash compensation	October 31, 2023	October 31, 2022
CEO fees	$175,000	$175,000
CFO fees	109,998	109,998
COO fees	125,000	125,000
SVP Business Development and Strategy fees	120,000	93,750
VP Exploration fees	113,750	117,044
Director fees	150,000	162,500
	$793,748	$783,292

	For the six-months period ended
Stock-based compensation	October 31, 2023	October 31, 2022
CEO fees	$304,103	$387,930
CFO fees	119,559	142,950
COO fees	151,909	143,725
SVP Business Development and Strategy fees	108,146	161,477
VP Exploration	103,277	156,763
Director fees	165,269	562,070
	$952,262	$1,554,916

	For the six-months period ended
Restricted shares units	October 31, 2023	October 31, 2022
CEO fees	$79,095	$-
CFO fees	23,201	-
COO fees	60,263	-
SVP Business Development and Strategy fees	37,212	-
VP Exploration	55,178	-
Director fees	67,796	-
	$322,745	$-

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's condensed consolidated interim financial statements requires management to make certain estimates that affect the amounts reported in the condensed consolidated interim financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

Impairment of exploration and evaluation assets (E&E assets)

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Deferred tax assets and liabilities.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Prismo strategic investment and intangible asset

Prismo shares, Prismo warrants, and Vizsla shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The intangible asset is calculated based on the difference between the fair value of Prismo Units and Vizsla shares and cash consideration. The factors applied in the calculation are management's best estimates based on industry averages and future forecasts.

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and cash equivalent, other receivables, due from related party, and strategic investment in this category.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

CRITICAL ACCOUNTING ESTIMATES (Continued)

Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than that are disclosed in note 3 to the annual audited consolidated financial statements for the years ended April 30, 2023, and 2022, and note 2 to the condensed consolidated interim financial statements for the six months period ended October 31, 2023.

Adoption of New Accounting Standards

The new standards, or amendments to standards and interpretations that were adopted by the Company, effective January 1, 2023, are as follows:

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Disclosure of Accounting Policies (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their "material" accounting policy information rather than their "significant" accounting policies. The amendments explain that accounting policy information is material if omitting, misstating; or obscuring that information could reasonably be expected to influence decisions that the primary users of the financial statements make on, the basis of, those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

This amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The amendments also emphasize that a change in an accounting estimate that results from new information or new developments is not an error correction and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction.

This amendment is effective for annual periods beginning on or after January 1, 2023. The adoption of this amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, price risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk of losses that arise because of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS (continued)

Foreign currency risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk because of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in the foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the six months ended October 31, 2023, by approximately $192,000 (six months ended July 31, 2022: $550,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period.

Foreign Operations and Political Risk

The Company's mineral properties are in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws, and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development, and production operations at its projects.

Although the Company acquired the rights to some or all the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations. Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of any mineral project of the Company to cover potential risks. These additional costs may have a material adverse effect on the Company's business, financial condition, and results of operations.

Environmental Restrictions

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Title Matters

Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers and may also be affected by undetected defects or the rights of indigenous peoples. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all its properties for which titles have been issued are in good standing.

Exploration and Mining Risks

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on several factors, including the attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by several factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions, and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Increased Costs

Management anticipates that costs at the Company's projects will frequently be subject to variation from one year to the next due to several factors, such as the results of ongoing exploration activities (positive or negative), changes in mineralisation encountered, and revisions to exploration programs, if any, in response to the foregoing. Increases in the prices of such commodities or a scarcity of consultants or drilling contractors could render the costs of exploration programs to increase significantly over those budgeted. A material increase in costs for any significant exploration programs could have a significant effect on the Company's operating funds and ability to continue its planned exploration programs.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

OTHER REQUIREMENTS (Continued)

Risks Factors and Uncertainties (Continued)

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change. There were no changes in our internal controls over financial reporting during the six months period ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

ADDITIONAL DISCLOSURE FOR ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the condensed consolidated interim financial statements. Significant components of mineral property expenditures are included in Section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had  207,993,819 issued and outstanding common shares. In addition, the Company has 20,126,972 options outstanding that are expiring through February 27, 2029, and 14,967,963 warrants outstanding that are expiring through February 9, 2025. Details of issued share capital are included in Note 9 of the condensed consolidated interim financial statements for the six months ended October 31, 2023.

OTHER INFORMATION

All technical reports on material properties, press releases, and material change reports are filed on he Company's System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, or the Company's Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") profile at www.sec.gov,  or on the Company's website: www.vizslasilvercorp.com.

VIZSLA SILVER CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

FORWARD-LOOKING STATEMENTS

Certain information, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19"), volatility in the global financial markets, increased inflation, and turbulence in mining markets resulting from the invasion of Ukraine by Russia, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.